EXHIBIT B
Offer to Purchase
HIGHLAND SPECIAL SITUATIONS FUND
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
OFFER TO PURCHASE UP TO 85.9% OF THE OUTSTANDING
COMMON SHARES OF BENEFICIAL INTEREST
DATED SEPTEMBER 22, 2010
LETTER OF TRANSMITTAL MUST BE RECEIVED BY
BNY MELLON INVESTMENT SERVICING (US) INC. BY 4:00 P.M., EASTERN TIME,
ON OCTOBER 21, 2010
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
4:00 P.M., EASTERN TIME, ON OCTOBER 21, 2010
UNLESS THE OFFER IS EXTENDED
To the common shareholders of Highland Special Situations Fund:
Highland Special Situations Fund, a non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase, on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), up to 85.9% of the outstanding Common Shares of the Fund. (As used in this Offer, the term “Common Shares” refers to the common shares of beneficial interest, par value $0.001 per share, of the Fund). Purchases would be pursuant to tenders by common shareholders of the Fund (“Common Shareholders”) at a price equal to their net asset value as of October 29, 2010 or, if the Offer is extended, as of the next occurring last business day of the calendar month during which the Offer actually expires (the “Valuation Date”). This Offer is being made to all Common Shareholders and is not conditioned on any minimum amount of Common Shares being tendered, but is subject to certain conditions described below. Common Shares are not traded on any established trading market and are subject to restrictions on transferability under the Fund’s Agreement and Declaration of Trust, as amended from time to time (the “Declaration of Trust”).
The Offer will remain open until 4:00 p.m., Eastern Time, on October 21, 2010 (the “Initial Expiration Date”), or, if the Offer is extended, until any later date that corresponds to the extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the “Expiration Date.”
Common Shareholders who desire to tender their Common Shares, or a portion of their Common Shares, for purchase must complete and sign the attached Letter of Transmittal and MAIL or FAX it to BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon” or the “Transfer

i

Agent”), the Fund’s transfer agent, for receipt on or before the Expiration Date. (See Section 5 of the Offer to Purchase for more information.)
Common Shareholders should realize that the value of the Common Shares tendered in this Offer likely will change between August 31, 2010 (the last time as of which the net asset value was calculated) and the Valuation Date (October 29, 2010, unless the Offer is extended), when the value of the Common Shares tendered to the Fund for purchase is determined. Common Shareholders tendering their Common Shares should also note that although the tender offer expires on October 21, 2010 (unless the Offer is extended), they will remain Common Shareholders in the Fund, with respect to the Common Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Any tendering Common Shareholders that wish to obtain the estimated net asset value of their Common Shares as of the most recent month-end should contact the Transfer Agent at the telephone number or regular mail or overnight mail address set forth below, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 6:00 p.m. (Eastern Time).
If the Fund purchases tendered Common Shares pursuant to the Offer, payment for Common Shares will be funded from one or more of the following sources: cash on hand; delivery of portfolio securities held by the Fund; or the proceeds of the sale of portfolio securities held by the Fund. The Fund will seek to sell portfolio securities to decrease the amount of any proceeds to be paid in kind with portfolio securities, although it currently expects that, assuming tender of 85.9% of the Fund’s outstanding Common Shares, a significant portion of distributions will be paid in kind. Participating Common Shareholders will bear the costs and expenses of receiving portfolio securities of the Fund pursuant to the Offer. Before you decide whether to participate in the Offer, you should consider the relative benefits and costs of such participation, including, without limitation, the potential risks inherent in holding portfolio securities of the Fund, and the costs (including transaction costs and taxes) and risks of disposing of such portfolio securities.
As noted above, payment for a portion of the Common Shares tendered pursuant to the Offer may come from the delivery of portfolio securities. The Fund is making such deliveries in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. These exemptions apply to offers and sales of securities that do not involve a public offering. Certain portfolio securities have not been registered with, recommended by or approved by the Securities and Exchange Commission. Any representation to the contrary is a criminal offense in the United States.
The Offer to Purchase is a confidential document that is being provided to each of the Common Shareholders, whom the Fund reasonably believes to be qualified institutional buyers as defined in Rule 144A under the Securities Act of 1933, as amended.
IMPORTANT
NONE OF THE FUND, HIGHLAND CAPITAL MANAGEMENT, L.P. OR ANY MEMBER OF THE FUND’S BOARD OF TRUSTEES MAKES ANY RECOMMENDATION ON BEHALF OF THE FUND TO ANY COMMON SHAREHOLDER AS TO WHETHER TO

TENDER OR REFRAIN FROM TENDERING COMMON SHARES. COMMON SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER AND CONSULT THEIR OWN TAX ADVISORS. COMMON SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER COMMON SHARES AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR COMMON SHARES TO TENDER.
BECAUSE EACH COMMON SHAREHOLDER’S INVESTMENT DECISION IS A PERSONAL ONE BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER COMMON SHAREHOLDERS SHOULD TENDER COMMON SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED BY THE FUND TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.
THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:
Regular Mail
Highland Funds
c/o BNY Mellon Investment Servicing (US) Inc.
P.O. Box 9840
Providence, Rhode Island 02940-8040
Overnight Mail
Highland Funds
c/o BNY Mellon Investment Servicing (US) Inc.
101 Sabin Street
Pawtucket, Rhode Island 02860
Phone
(877) 665-1287

HIGHLAND SPECIAL SITUATIONS FUND
OFFER TO PURCHASE
Table of Contents

1. Summary Term Sheet	1

2. Background and Purpose of the Offer	3

3. Offer to Purchase and Price	4

4. Amount of Tender	4

5. Procedure for Tenders	5

6. Withdrawal Rights	5

7. Purchases and Payment	6

8. Certain Conditions of the Offer	8

9. Certain Information About the Fund	9

10. Certain Federal Income Tax Consequences	10

11. Miscellaneous	13

12. Financial Statements	14

1. SUMMARY TERM SHEET
This summary highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.
•	The Fund is offering to buy a portion of its outstanding Common Shares at their net asset value per share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of outstanding shares), calculated as of the Valuation Date. The Board of Trustees of the Fund (the “Board of Trustees”) has authorized the Fund to offer to purchase Common Shares in an amount up to 85.9% of the outstanding Common Shares. This Offer will remain open until 4:00 p.m., Eastern Time, on the Expiration Date, which is October 21, 2010, unless the Offer is extended. The net asset value of each Common Share will be calculated for this purpose as of the Valuation Date, which is October 29, 2010 unless the Offer is extended. The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•	The Offer is being made to all holders of Common Shares and is not conditioned on any minimum amount of Common Shares being tendered. You may tender all of your Common Shares or a portion of your Common Shares, subject to the conditions set forth below.

•	If you tender all or a portion of your Common Shares and the Fund purchases those Common Shares, you will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for you by BNY Mellon Investment Servicing (US) Inc., the Fund’s transfer agent (“BNY Mellon” or the “Transfer Agent”), entitling you to:
1.	An initial payment (the “Initial Payment”) in cash and/or securities with a value of at least a majority, and up to 100%, of the net asset value determined as of the Valuation Date of the Common Shares tendered and purchased, which will be paid to you approximately ten (10) business days following the Valuation Date (as soon as practicable following calculation of the Fund’s net asset value as of the Valuation Date); and

2.	If needed, one or more subsequent payments (each, a “Subsequent Payment”) in cash and/or securities valued as of the Valuation Date, until the sum of the Initial Payment and any Subsequent Payments equals 100% of the net asset value of the Common Shares tendered and purchased. Subsequent Payments may be required for any securities for which consent of the issuer, agent bank (for bank loans) or other party is required, or may be made in cash if any such securities are unable to be transferred in kind. Subsequent Payments, if any, will be made as soon as practicable following the Initial Payment. The Fund currently expects that any Subsequent Payments will be made on or before December 31, 2010.

•	If the Fund accepts the tender of all of your Common Shares or a portion of your Common Shares, your proceeds will be funded from one or more of the following sources: cash on hand; delivery of portfolio securities held by the Fund; or the proceeds of the sale of portfolio securities held by the Fund. The Fund will seek to sell portfolio securities to decrease the amount of any proceeds to be paid in kind with portfolio securities, although it currently expects that, assuming tender of 85.9% of the Fund’s outstanding Common Shares, a significant portion of distributions will be paid in kind. A list of the Fund’s portfolio securities as of June 30, 2010 is available in the Fund’s Semi-Annual Report for the period ended June 30, 2010, filed with the Securities and Exchange Commission (the “SEC”) on Form N-CSR on September 7, 2010. See Section 7.

•	The Fund intends to make any distributions of portfolio securities in connection with the Offer in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. These exemptions apply to offers and sales of securities that do not involve a public offering. Certain portfolio securities have not been registered with, recommended by or approved by the SEC. Any representation to the contrary is a criminal offense in the United States.

•	Until the expiration of the Offer, you have the right to change your mind and withdraw any tenders of your Common Shares. If the Fund has not yet accepted your tender of your Common Shares (or portion of your Common Shares) before November 18, 2010, you will also have the right to withdraw the tender of your Common Shares on or after such date. Common Shares withdrawn prior to the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described herein. See Section 6.

•	If you would like the Fund to purchase all of your Common Shares or a portion of your Common Shares, you must complete, sign and either (1) MAIL the enclosed Letter of Transmittal to the Transfer Agent at the regular mail or overnight mail address listed on page (iii) above or (2) FAX the Letter of Transmittal to (508) 599-1849 (Attn: Monette Fastuca, BNY Mellon Investment Servicing (US) Inc.), so that it is received before 4:00 p.m., Eastern Time, on the Expiration Date, which is October 21, 2010 unless the Offer is extended. See Section 5. If your Letter of Transmittal is submitted by fax, please deliver an original, executed copy promptly thereafter.

•	If you would like to obtain the estimated net asset value of your Common Shares, which is calculated monthly, contact the Transfer Agent at the regular mail or overnight mail address listed on page (iii) or at (877) 665-1287, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 6:00 p.m., Eastern Time. The value of your Common Shares will likely change between the date the net asset value was last calculated and the Valuation Date, which is October 29, 2010 unless the Offer is extended, when the value of Common Shares tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Common Shares. See Section 3.

•	Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before 4:00 p.m., Eastern Time, on the Expiration Date, which is October 21, 2010 unless the Offer is extended. Also note that although the Offer will expire on the Expiration Date, you will remain a Common Shareholder in the Fund, with respect to any Common Shares you tender that are accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of your tendered Common Shares may rise or fall until the Valuation Date.

•	If you elect to tender, it is your responsibility to confirm, and it is strongly recommended that you confirm, receipt of the Letter of Transmittal with the Transfer Agent. See Section 5.
2. BACKGROUND AND PURPOSE OF THE OFFER
The purpose of this Offer is to provide liquidity to holders of Common Shares of the Fund. The Fund’s Declaration of Trust, which was provided to each Common Shareholder in advance of subscribing for Common Shares, provides that the Fund has the discretion to determine whether the Fund will purchase Fund securities from time to time from Common Shareholders pursuant to tender offers or otherwise. Because there is no secondary trading market for Common Shares and transfers of Common Shares are generally prohibited without prior approval of the Fund, the Board of Trustees has approved the Offer, after consideration of various matters, and the recommendation of Highland Capital Management, L.P. (the “Adviser”), the Fund’s investment adviser, in order to provide liquidity for Common Shares.
The purchase of Common Shares pursuant to the Offer will have the effect of increasing the percentage ownership of the Fund of Common Shareholders who do not tender Common Shares. Common Shareholders who retain their Common Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Common Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Common Shareholders who do not tender Common Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Common Shareholders make additional subscriptions for Common Shares from time to time. The Declaration of Trust currently does not permit the issuance of additional Common Shares without the consent of the shareholders owning a majority of the Fund’s interests. Payment for Common Shares purchased pursuant to this Offer may also require the Fund to transfer or liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be transferred or liquidated, as applicable, potentially resulting in losses or increased investment-related expenses.
Common Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Common Shares from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund also intends to file a registration statement for the sale of additional Common Shares in a public offering.

Net Assets of the Fund Attributable to Common Shares

June 30, 2010	$19,053,454
July 31, 2010	$19,004,371
August 31, 2010	$19,033,839
3. OFFER TO PURCHASE AND PRICE
The Fund will, on the terms and subject to the conditions of the Offer, purchase up to 85.9% (approximately 4,992,256 Common Shares) of the outstanding Common Shares if they are properly tendered by Common Shareholders, and not withdrawn (in accordance with Section 6 below), before 4:00 p.m., Eastern Time, on the Expiration Date, which is October 21, 2010 unless the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The purchase price of Common Shares tendered and accepted for purchase will be their net asset value as of the close of business on the Valuation Date, payable as set forth in Section 7. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.
As of the start of business on September 1, 2010, the Fund had approximately $19,033,839 in Common Shares outstanding (based on the unaudited net asset value of the approximately 5,811,699 outstanding Common Shares). Common Shareholders may obtain monthly estimated net asset value information as of the most recent month-end by contacting the Transfer Agent at the telephone number or regular mail or overnight mail address set forth on page (iii), Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 6:00 p.m., Eastern Time. The value of a Common Shareholder’s Common Shares will likely change between any such date and the Valuation Date, which is October 29, 2010 unless the Offer is extended, when the value of the Common Shares tendered by Common Shareholders will be determined for purposes of calculating the purchase price of Common Shares tendered and accepted for purchase.
4. AMOUNT OF TENDER
The Offer is being made to all Common Shareholders and is not conditioned on any minimum amount of Common Shares being tendered. Subject to the limitations set forth below, Common Shareholders may tender all of their Common Shares or a portion of their Common Shares.
If the amount of Common Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 85.9% of the outstanding Common Shares (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the tendered Common Shares unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than 85.9% of the outstanding Common Shares are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will in its sole discretion either: (a) accept the additional Common Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Common Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Common Shares tendered as well as any Common Shares tendered during the extended Offer; or (c) accept Common Shares tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Common Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.
5. PROCEDURE FOR TENDERS
Common Shareholders wishing to tender Common Shares pursuant to the Offer should either: (1) MAIL a completed and executed Letter of Transmittal (Regular Mail: Highland Funds, c/o BNY Mellon Investment Servicing (US) Inc., P.O. Box 9840, Providence, Rhode Island 02940-8040. Overnight Mail: Highland Funds, c/o BNY Mellon Investment Servicing (US) Inc., 101 Sabin Street, Pawtucket, Rhode Island 02860), or (2) FAX a completed and executed Letter of Transmittal to (508) 599-1849 (Attn: Monette Fastuca, BNY Mellon Investment Servicing (US) Inc.). The completed and executed Letter of Transmittal must be received by the Transfer Agent, BY MAIL or FAX, no later than the Expiration Date (if by fax, please deliver an original, executed copy promptly thereafter). The Fund recommends that mailed documents be submitted to the Transfer Agent via certified mail, return receipt requested.
Common Shareholders who would like the Transfer Agent to confirm receipt of a Letter of Transmittal should include their email address in the designated space on the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Common Shareholder tendering Common Shares, including, but not limited to, the failure of the Transfer Agent to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.
The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Common Shares or any particular Common Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund shall determine. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Transfer Agent, the Adviser or the Board of Trustees is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.
6. WITHDRAWAL RIGHTS
Any Common Shareholder tendering Common Shares pursuant to this Offer may withdraw the tender at any time before 4:00 p.m., Eastern Time, on the Expiration Date, which is October 21, 2010 unless the Offer is extended, and, if tendered Common Shares have not been accepted by the Fund, at any time on or after November 18, 2010. To be effective, any notice of withdrawal must be timely received by the Transfer Agent at the regular mail or overnight mail address set forth on page (iii). A form of notice of withdrawal of a tender is available by calling the Transfer Agent at the telephone number indicated on page (iii). The Fund determines questions as to the form and validity (including time of receipt) of notices of withdrawal, in its sole discretion, and its determinations are final and binding. Common Shares subject to a tender that has been properly withdrawn are not thereafter deemed to be tendered for purposes of the Offer. However, withdrawn Common Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 5.
7. PURCHASES AND PAYMENT
For purposes of the Offer, the Fund will be deemed to have accepted for purchase Common Shares that are tendered as of when it gives written notice to the tendering Common Shareholders of its election to purchase the Common Shareholder’s Common Shares. As stated in Section 3 above, the purchase price of each Common Share tendered by any Common Shareholder and accepted for purchase will be the net asset value thereof as of the Valuation Date, which is October 29, 2010, if the Offer expires on the Initial Expiration Date, and otherwise the next occurring last business day of the calendar month during which the Offer actually expires.
If a Common Shareholder tenders all or a portion of their Common Shares and the tender is accepted for purchase by the Fund, the Common Shareholder will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Common Shareholder by BNY Mellon, entitling the Common Shareholder to receive an initial payment in cash and/or securities (all valued in accordance with the Fund’s Valuation Procedures) with a value of at least a majority and up to 100% of the net asset value, determined as of the Valuation Date, of the Common Shares tendered and purchased, which will be paid approximately ten (10) business days following the Valuation Date (as soon as practicable following calculation of the Fund’s net asset value as of the Valuation Date) (the “Initial Payment”). If needed, the promissory note also will entitle the Common Shareholder to receive one or more subsequent payments (each, a “Subsequent Payment”) in cash and/or securities valued as of the Valuation Date, until the sum of the Initial Payment and any Subsequent Payments equals 100% of the net asset value of the Common Shares tendered and purchased. Subsequent Payments may be required for any securities for which consent of the issuer, agent bank (for bank loans) or other party is required, or may be made in cash if any such securities are unable to be transferred in kind. Subsequent Payments, if any, will be made as soon as practicable following the Initial Payment. The Fund currently expects that any Subsequent Payments will be made on or before December 31, 2010.
Any promissory notes paid to tendering Common Shareholders will be held for each Common Shareholder by BNY Mellon. Any cash payments due under such notes will be made by transfer of the funds to the Common Shareholder’s account on file with the Fund, or by wire transfer directly to the tendering Common Shareholder to an account designated by the Common Shareholder in the Letter of Transmittal. Cash payments deposited directly to such Common Shareholder accounts will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

It is expected that cash payments for Common Shares acquired pursuant to the Offer will not exceed approximately $9.5 million and will be derived from: (a) cash on hand or (b) the proceeds of the sale of securities and portfolio assets held by the Fund.
If the purchase of all of the Common Shares tendered would require payment of cash that exceeds the amount of cash available for distribution, the Adviser will select portfolio securities to be distributed on a pro rata basis. The Adviser may cause the Fund to retain cash to cover the Fund’s obligations to preferred shareholders, for efficient portfolio management or for other purposes. Tendering Common Shareholders will receive a portion of each portfolio security paid in kind as consideration for the Offer. For example, if you tender 10% of the outstanding Common Shares, your tender is accepted in full by the Fund, and the Fund holds $5 million in principal amount of a bond to be distributed in kind, then you will receive such a bond in the principal amount of $500,000 (10% of $5 million). In kind distributions may be adjusted for odd lots or fractional shares. Positions selected for in kind distribution may include those for which there is not an active market and which may remain illiquid for an indefinite period. There can be no assurance that a tendering Common Shareholder will be able to promptly sell a position that it receives in kind.
The Fund intends that any in kind distributions will be made in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. These exemptions apply to offers and sales of securities that do not involve a public offering. Certain portfolio securities have not been registered with, recommended by or approved by the SEC. Any representation to the contrary is a criminal offense in the United States. This Offer to Purchase is a confidential document that is being provided to each of the Common Shareholders, whom the Fund reasonably believes to be qualified institutional buyers as defined in Rule 144A under the Securities Act of 1933, as amended. By submitting a Letter of Transmittal, a tendering Common Shareholder hereby represents that it is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended) and is aware that the Fund may rely on exemption from the registration requirements in reliance on Rule 144A.
Distributions of portfolio securities in kind in partial satisfaction of the Fund’s obligations under the promissory note will be made to the Common Shareholder’s brokerage account previously provided to the Fund or to another account designated by the Common Shareholder in the Letter of Transmittal. The Fund will not be responsible for the costs of distributing portfolio securities, including any transaction expenses and fees and the costs associated with custodial services, which will be paid by participating Common Shareholders. Tendering Common Shareholders receiving portfolio securities will be required to pay any transaction costs required to sell the portfolio securities and to ensure compliance with the Securities Act of 1933, as amended, or any applicable exemptions therefrom in connection with the subsequent sale.
The actual cost of the Offer to the Fund cannot be determined at this time because the number of Common Shares to be purchased will depend on the number of Common Shares tendered for purchase, and the price will be based on the net asset value per Common Share on the Valuation Date. If the net asset value per Common Share on the Valuation Date was $3.28, which was the net asset value per Common Share on August 31, 2010, and if Common

Shareholders tendered all Common Shares offered for purchase pursuant to the Offer, payments by the Fund to the participating Common Shareholders would be approximately $16,350,088.
No funds are expected to be borrowed, directly or indirectly, for the purpose of the Offer. There are no alternative financing arrangements or alternative financing plans. The Fund reserves the right to cancel or suspend the Offer for various reasons. See Section 8.
8. CERTAIN CONDITIONS OF THE OFFER
The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Common Shareholders of the extension and of the new Expiration Date. In the event that the Fund so elects to extend the tender period, the Valuation Date for the purpose of determining the purchase price for tendered Common Shares will be the next occurring last business day of the calendar month during which the Offer actually expires. During any such extension, all Common Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel or suspend the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation or suspension not to purchase or pay for any Common Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Common Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Common Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Common Shareholders.
The Fund may cancel or suspend the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Common Shares tendered pursuant to the Offer; (b) the Fund is not able to distribute sufficient portfolio securities for purposes of conducting the Offer in an orderly manner and consistent with the Fund’s investment objective, policies, and applicable law, in order to provide sufficient consideration to purchase Common Shares tendered pursuant to the Offer; (c) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Common Shareholders if Common Shares tendered pursuant to the Offer were purchased; or (d) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Common Shares pursuant to the Offer.

9. CERTAIN INFORMATION ABOUT THE FUND
The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. It is organized as a Delaware statutory trust. The principal office of the Fund is located at NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and its telephone number is (877) 665-1287. Common Shares are not traded on any established trading market and are subject to restrictions on transferability pursuant to the Declaration of Trust.
The Fund’s Board of Trustees, at its September 2010 meeting, approved a proposal for restructuring of the Fund that includes the following components: (a) adoption of a new fundamental policy of the Fund to repurchase common stock at quarterly intervals, (b) redemption of the Fund’s preferred shares, (c) a new investment management agreement with the Adviser which removes the portion of the investment advisory fee that is based on the Fund’s performance, (d) the addition of new share classes and (e) the continuous offering of Common Shares. The redemption of the Fund’s preferred shares is currently expected to take place on or before October 28, 2010. Certain of the other approved changes will require approval by shareholders of the Fund and, even if so approved, will take a significant period of time to implement.
None of the Fund, the Adviser, the Fund’s officers or Board of Trustees has any plans or proposals that relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) any material change in the present distribution policy of the Fund; (c) any change in the identity of the investment adviser of the Fund or the management of the Fund; (d) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund any portion of the purchase price for Common Shares acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (e) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes (other than the policy with respect to quarterly repurchases mentioned above) in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (f) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person.
Based on August 31, 2010 information, the Adviser owns approximately 819,442 Common Shares, representing 14.1% of the Common Shares, valued at approximately $2,683,746.30 as of August 31, 2010. The Adviser does not intend to tender its Common Shares. To the Fund’s knowledge, no executive officer or trustee plans to tender, and the Fund presently has no plans to purchase the Common Shares of any executive officer or trustee of the Fund pursuant to the Offer. The Fund expects that certain Common Shareholders managed by Siguler Guff Advisers, LLC will tender, and the Fund will purchase, Common Shares. These accounts may be deemed to be affiliates of the Fund because they own a majority of the Common Shares. Such transactions will be on the same terms offered to all Common Shareholders.

There have been no transactions involving the Common Shares that were effected during the past 60 days by the Fund, the Adviser and any trustee or officer of the Fund, or any person controlling the Fund or the Adviser.
10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES
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IRS Circular 230 Notice
To ensure compliance with requirements imposed by the IRS, we inform you that the U.S. tax advice contained herein (i) is written in connection with the promotion or marketing by others of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
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The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Common Shares by the Fund from Common Shareholders pursuant to the Offer in exchange for the consideration described above (the “Transaction”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below.
For purposes of this discussion, the term “U.S. Shareholder” refers to a Common Shareholder who is a citizen and/or resident of the U.S., or a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof, or estate the income of which is subject to U.S. federal income taxation regardless of the source of such income, or trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. The term “Non-U.S. Shareholder” refers to a Common Shareholder who is not a U.S. Shareholder.
If any entity that is treated as a partnership for U.S. federal income tax purposes is a Common Shareholder of an interest in the Fund, the tax treatment of its partners or members generally will depend on the status of the partner or member and the activities of the entity. If you are a partner of a partnership or member of a limited liability company or other entity classified as a partnership for U.S. federal income tax purposes and that entity is a Common Shareholder, you should consult your tax advisor regarding the consequences of the Transaction to you.

Common Shareholders should consult their own tax advisors for a complete description of the tax consequences of the Transaction, including the applicability of U.S. federal, state or local tax laws and non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.
U.S. Shareholders. A Common Shareholder who tenders Common Shares owned by such Common Shareholder will realize capital gain or loss on sale of the Common Shares tendered so long as such Common Shareholder holds such Common Shares as capital assets and, as a result of the Transaction, such Common Shareholder’s percentage ownership of the Fund is either (A) reduced to 0%, (B) is reduced to a less-than-50% voting interest in, and less than 80% of such Common Shareholder’s percentage ownership of the Fund prior to the Transaction, or (C) for whom the distribution is otherwise not “essentially equivalent to a dividend.” Such gain or loss will equal the difference between the price paid by the Fund for the Common Shares sold by the Common Shareholder in connection with the Transaction and the Common Shareholder’s adjusted tax basis in such Common Shares. The Fund expects that the sale date of such Common Shares for tax purposes will be the date the Fund accepts Common Shares for purchase. A Common Shareholder’s capital gain or loss will be long-term if the Common Shares have been held for more than one year or short-term if the Common Shares have been held for one year or less.
In the event that a tendering Common Shareholder’s percentage ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not meaningfully reduced as a result of the Transaction and the distribution is treated as “essentially equivalent to a dividend,” such Common Shareholder would be deemed to receive a distribution from the Fund with respect to the Common Shares held (or deemed held under Section 318 of the Code) by the Common Shareholder after the tender. The amount of this distribution would equal the price paid by the Fund to such Common Shareholder for the Common Shares sold. The distribution would be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, and the adjusted basis of the Common Shares held (or deemed held under Section 318 of the Code) by such Common Shareholder after the tender would be increased by the Common Shareholder’s adjusted tax basis in the Common Shares sold in the tender and decreased by the portion of such distribution not treated as a dividend. In the case of a tendering U.S. Shareholder that is a corporation treated as receiving a distribution from the Fund in connection with the Transaction, special basis adjustments may also apply with respect to any Common Shares of such U.S. Shareholder not repurchased in connection with the Transaction.
Provided that no tendering Common Shareholder is treated as receiving a dividend as a result of the Transaction, Common Shareholders whose percentage ownership of the Fund increase as a result of the Transaction will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Common Shareholder is deemed to receive a dividend, it is possible that Common Shareholders whose percentage ownership of the Fund increases as a result of the tender may be deemed to receive a constructive distribution in the amount of the increase in their percentage ownership of the Fund as a result of the Transaction. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not obtain if the tender is treated as an “isolated redemption” within the meaning of the Treasury Regulations.
Special tax rules are likely to apply to the manner in which the Fund expects to satisfy the Common Shareholders’ tenders of their Common Shares in connection with the Transaction. To the extent that the Fund distributes appreciated securities (securities with a fair market value that exceeds the Fund’s basis in the securities) in connection with the Transaction, the Fund expects to recognize gain on the distributed securities as if the Fund sold such securities. If, in connection with the Transaction, the Fund distributes securities in a loss position (that is, securities with a fair market value less than the Fund’s basis in the securities), the Fund expects not to be permitted to recognize a capital loss. Consequently, the Fund expects not to be permitted to net its gains and losses attributable to the distributed securities. To the extent the Fund recognizes capital gain in connection with the Transaction that is not offset by capital losses, including capital loss carryforwards, the Fund will need to distribute additional capital gain dividends with respect to Common Shares not purchased in the Transaction.
The Fund’s ability to carry forward capital losses and to use them to offset future gains may well be limited as a result of the Transaction. Therefore, in certain circumstances, Common Shareholders of the Fund who remain Common Shareholders following the consummation of the Transaction may pay taxes sooner, or pay more taxes, than they would have had the Transaction not occurred.
Under the “wash sale” rules under the Code, a loss recognized on Common Shares sold pursuant to the Transaction will ordinarily be disallowed if and to the extent that a Common Shareholder acquires Common Shares within 30 days before or after the date the Common Shares are sold pursuant to the Transaction and, in that event, the basis and holding period of the Common Shares acquired will be adjusted to reflect the disallowed loss.
BNY Mellon may be required to withhold 28% of the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Transaction unless either: (1) the U.S. Shareholder has completed and submitted to BNY Mellon a Form W-9, providing the U.S. Shareholder’s employer identification number or social security number as applicable, and certifying under penalties of perjury that (a) such number is correct; and (b) either (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the IRS that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (2) an exception applies under applicable law. A Form W-9 is included as part of the Letter of Transmittal for U.S. Shareholders.
Non-U.S. Shareholders. The U.S. federal income taxation of a Non-U.S. Shareholder by virtue of its or other Common Shareholders’ participation in the Transaction depends on the tax characterization of the Transaction as either a sale of the Common Shares or a distribution by the Fund as well as whether the Non-U.S. Shareholder’s participation in the Transaction is “effectively connected” with a trade or business carried on in the U.S. by such Non-U.S. Shareholder. Whether the proceeds received by a tendering Non-U.S. Shareholder will be treated for tax purposes as a sale of the Common Shares or distribution from the Fund will be determined in the same manner as discussed above for U.S. Shareholders. If the Non-U.S. Shareholder’s participation in the Transaction is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. Shareholder, any gain realized by reason of such participation in the Transaction will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the Non-U.S. Shareholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale. If, however, all or a portion of the proceeds from the sale of Common Shares by a Non-U.S. Shareholder is treated as a distribution that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Common Shareholder’s increase in its percentage ownership of the Fund resulting from other Common Shareholders’ sale of Common Shares pursuant to the Transaction, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to withholding tax at a 30% rate (or such lower rate as may be applicable under a U.S. tax treaty). If any gain or dividend income realized by a Non-U.S. Shareholder in connection with the Transaction is effectively connected with a trade or business carried on in the U.S. by the Non-U.S. Shareholder, such gain or dividend will be taxed in the same manner as if the Non-U.S. Shareholder were a U.S. Shareholder.
Non-U.S. Shareholders should provide BNY Mellon with a completed Form W-8BEN (or, if appropriate, Form W-8IMY) in order to avoid 28% backup withholding on distributions they receive from the Fund regardless of how they are taxed with respect to their tender of the Common Shares involved. Copies of Form W-8BEN and Form W-8IMY are provided with the Letter of Transmittal for Non-U.S. Shareholders.
11. MISCELLANEOUS
The Offer is not being made to, nor will tenders be accepted from, Common Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Common Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.
The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A copy of this statement may be obtained from the Fund by contacting the Transfer Agent at the regular mail or overnight mail address or telephone number set forth on page (iii) or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

12. FINANCIAL STATEMENTS
The following financial statements of the Fund are incorporated by reference: audited financial statements for the fiscal year ended December 31, 2008, previously filed with the SEC on EDGAR on Form N-CSR on March 6, 2009 (Accession No. 0001434991-09-000059); audited financial statements for the fiscal year ended December 31, 2009, previously filed with the SEC on EDGAR on Form N-CSR on March 11, 2010 (Accession No. 0000950123-10-023567); and unaudited financial statements for the period ended June 30, 2010, previously filed with the SEC on EDGAR on Form N-CSR on September 7, 2010 (Accession No. 0000950123-10-084176).
Copies of these financial statements may be obtained by visiting the SEC’s website at www.sec.gov or may be obtained free of charge by calling (877) 665-1287.

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